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                                 Exhibit (a)(8)



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                          Hallwood Energy Corporation
       4582 S. Ulster Street Parkway   Stanford Place III   Suite 1700
                           Post Office Box 378111
                  Denver, Colorado 80237    (303) 850-7373


                                                                October 15, 1996

Dear Stockholders:

         I am pleased to inform you that on October 9, 1996, Hallwood Energy Corporation (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of all publicly held shares of common stock of the Company by The Hallwood Group Incorporated ("Hallwood Group"). Hallwood Group currently beneficially owns approximately 82% of the outstanding shares of the Company.

         Pursuant to the Merger Agreement, Hallwood Group commenced today a tender offer to purchase any and all outstanding shares of the Company's common stock at a price of $19.50 per share in cash. If at least a majority of the shares not now owned by Hallwood Group are tendered, which would mean that Hallwood Group would own at least 90% of the outstanding shares after the tender offer, and after satisfaction of certain other conditions, the Company will be merged with and into Hallwood Group. Each share of the Company's common stock then outstanding (other than shares of stockholders properly exercising appraisal rights under Texas law and shares owned by Hallwood Group) will be converted into the right to receive $19.50 per share in cash.
Following consummation of the merger, the Company will no longer exist.

         A Special Committee of the Company's Board of Directors consisting of three directors unaffiliated with Hallwood Group carefully considered Hallwood Group's proposal and determined that the Hallwood Group offer and the merger are fair to, and in the best interests of, the Company's public stockholders. The Company's Board of Directors, based upon the recommendation of the Special Committee, unanimously approved and adopted the Merger Agreement and the transactions contemplated thereby, and recommends that stockholders accept the offer and tender their shares.

         In arriving at its determinations, the Special Committee and the Company's Board gave careful consideration to a number of factors, including the opinion of the Special Committee's financial advisor that the consideration to be received by the Company's public stockholders in the offer and merger is fair to such stockholders from a financial point of view as of the date thereof. Detailed information about the deliberations of the Special Committee and the Board of Directors and their determinations and recommendations is contained in the enclosed offering materials.

         Accompanying this letter is Hallwood Group's Offer to Purchase, dated October 15, 1996, together with related materials, including a Letter of Transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. On the reverse side of this letter, you will find commonly asked Questions with Answers. I urge you to read the enclosed material carefully before making your decision with respect to tendering your shares in the offer.


                                              Sincerely,


                                              William L. Guzzetti
                                              President


           Please see the reverse side of this letter for Questions
                        and Answers about the Offer.
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                    QUESTIONS AND ANSWERS ABOUT THE OFFER

         1.      How much will I receive if I tender my Shares?
                 You will receive $19.50 per Share.

         2.      When do I receive my money?
                 The Depositary will mail you a check after the Offer expires and the Purchaser accepts the tender of the Shares. In estimating when you will receive a check, please allow time for the post office to deliver the mail.

         3.      Why is the Purchaser making the Offer?
                 The Offer is the first step in the Purchaser's plan to acquire all of the Shares in the Company. If at least a majority of the Shares not now owned by the Purchaser are tendered, which would mean the Purchaser would own at least 90% of the outstanding Shares after the Offer, the Purchaser intends to merge the Company into the Purchaser.

         4. What should I do if my Share certificate(s) has been lost or destroyed?
                 On page 3 of the Letter of Transmittal, you will find an Affidavit of Lost or Destroyed Share Certificate(s). You should fill in, sign and date the affidavit where indicated and have your signature notarized. The Company has made special arrangements so that you do not have to pay any fee for the replacement and sale of your lost or destroyed certificate(s).

         5.      At what price are the Shares currently selling?
                 The Shares are listed on the OTC Bulletin Board. The ticker symbol is HWEC. On October 9, 1996, the closing price was $15.75. The 52-week high and low prices were $15.75 and $8.00, respectively.

         6. Why can't I find the stock price listed on any of the exchanges?
                 Due to the low trading volume, the stock trades only on the Over The Counter Bulletin Board, which can only be accessed by brokerage firms.

         7.      How did you arrive at the price of $19.50?
                 The Special Committee and its financial and legal advisors, all of whom are unaffiliated with the Purchaser, negotiated the price with the Purchaser.

         8. Should I sell? What options do I have if I don't want to tender my shares?
                 The Board of Directors of the Company and the Special Committee have unanimously determined that the Offer and the Merger are fair to and in the best interests of the Company and its
         shareholders, have approved the Offer   and the Merger and recommend
         that the Company's Shareholders accept the Offer and tender their shares.
                 If at least a majority of the Shares not now owned by the Purchaser are tendered, which would mean the Purchaser would own at least 90% of the total Shares outstanding, the Company will be merged into the Purchaser without a vote of the Company's shareholders. Shareholders who do not tender their Shares will receive $19.50 per Share after the Merger is completed. By tendering in the Offer, you will receive your payment sooner.
                 In connection with the Merger, holders of Shares have certain rights under Texas law to dissent and to demand appraisal of the fair value of their Shares. The value of the Shares, as determined in appraisal litigation, could be more or less than $19.50 per Share.

         9.      What should I do if my Shares are held by my broker?
                 If you wish to tender and your Shares are held in a brokerage account, you must contact your broker.

         10. What are the tax consequences if I participate in the Offer? We do not make any representations as to tax consequences of the transaction. You should consult your own tax and financial advisers to assess the desirability of participating in the Offer.

         11. Why do I have to certify that I am not subject to backup withholding?
                 Internal Revenue Service regulations require you to certify that you are not subject to such withholding and have provided your Social Security Number or Employer Identification Number. Otherwise, the Internal Revenue Service requires us to withhold 31% from your proceeds.

         12.     How much time do I have to decide?
                 The Offer will expire on November 22, 1996. Your Share certificate(s) and Letter of Transmittal must be in good order and received no later than that date. When mailing your documents, please allow sufficient time for the post office to deliver the mail. If your Shares are received after the expiration of the Offer, your documents and Shares will be returned to you promptly.

         13.     How do I know how many Shares I own?
                 The number of Shares that you own is set forth under "Number of Shares Held in this Account" on the front of the blue Letter of Transmittal, above and to the right of your name and address.


         IF YOU NEED FURTHER INFORMATION, PLEASE CALL HALLWOOD PETROLEUM, INC., TOLL-FREE NATIONWIDE, AT (800) 882-9225.





Please see the reverse side of this letter for Questions and Answers about the Offer.